Exhibit 99.1

Evotec Appoints Dr. Joanna Holbrook as Chief Scientific Officer and Member of the Management Board

•	Will lead Evotec’s global scientific strategy and drive differentiation across its discovery and development services, technology platforms and proprietary innovation

•	Brings more than 25 years of global experience in pharma, biotechnology and academia

Hamburg, Germany, October 15, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced the appointment of Dr. Joanna Holbrook as Chief Scientific Officer and Member of the Management Board, effective November 1, 2026. Dr. Holbrook brings to Evotec more than 25 years of experience as both a scientist and R&D leader, applying novel technologies and data approaches to the challenges of drug discovery and advancing programs toward the clinic. Her experience spans multi-modal ‘omics, data science, novel therapeutic modalities and precision medicine, complemented by experience in commercializing innovative technologies, shaping drug discovery partnerships and leading therapeutic research portfolios. At Evotec, Dr. Holbrook will draw on recent scientific advances to help customers and partners discover and develop new medicines faster and with a higher probability of success.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“Joanna has a keen understanding of how data, AI and new technologies are transforming drug discovery and development today. She combines this forward-looking perspective with deep scientific expertise and a strong focus on generating robust, actionable results. I look forward to working with her as we continue to strengthen Evotec’s position as a leading partner for any organization that strives to bring new, groundbreaking medicines to market.”

Dr. Holbrook most recently served as Therapy Area Head, Cardiovascular, Renal and Hepatic Disease and Head of in vitro Discovery Platforms at Novo Nordisk. Prior to that she held positions at UK biotech companies Biomodal, where she served as Chief Scientific Officer, and BenevolentAI, where she was Vice President, Translational Medicine. She was also Professor of Bioinformatics at the University of Southampton and Senior Principal Investigator at the Singapore Institute for Clinical Sciences (A*STAR) and adjunct Professor at National University of Singapore. She started her career at GSK, where she held positions of increasing responsibility across therapy areas and bioinformatics. She holds a Ph.D. in Molecular Cell Biology from University College London and a B.Sc. in Genetics from the University of Newcastle.

Dr. Joanna Holbrook, Evotec’s incoming Chief Scientific Officer, added:

“Evotec has exceptional breadth of scientific expertise and capabilities spanning drug discovery, drug development and manufacturing. I am excited by the opportunity to work across the business to strengthen our scientific differentiation, build integrated solutions to the most important challenges in drug discovery, and develop new capabilities that are unique to Evotec.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of around 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com